November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (925)924-5791

Robert C. Hagerty
President and Chief Executive Officer
Polycom, Inc.
4750 Willow Road
Pleasanton, CA 94588

>   **Re: Polycom, Inc.**
>   **Definitive 14A**
>   **Filed April 25, 2007**
>   **File No. 0-27978**

Dear Mr. Hagerty:

   We have reviewed your response letter dated October 25, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment 6 of our August 21, 2007 letter setting forth your arguments for not disclosing performance targets. However, please explain with more specificity how the disclosure each of the various performance targets would allow your competitors to forecast and extrapolate your business model to future periods and thus harm you competitively.

2. Please confirm whether you will endeavor to comply with the thrust of comment seven of our August 21, 2007 letter in future filings.

   Please contact me at (202) 551-3729 with any questions.

                                        Sincerely,

                                        Craig Slivka
                                        Attorney Advisor